UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2018

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated November 21, 2018	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. (“Grifols”) hereby informs about the following

RELEVANT EVENT

Grifols S.A. (Grifols) informs that it has started conversations with Shanghai RAAS Blood Products Co Ltd (Shanghai RAAS) in order to make an investment in this company listed in Shenzhen Stock Exchange.

Grifols would invest in Shanghai RAAS by means of the contribution of its fully owned US subsidiary, Grifols Diagnostic Solutions Inc (GDS) and its subsidiaries, receiving in exchange Shanghai RAAS newly issued shares. According to the negotiation, the valuation of 100% shares of GDS is approximately 5 billion USD (equivalent to approximately thirty-four billion, three hundred million RMB).

Shanghai RAAS is a pharmaceutical company specialized in the research, manufacture and sale of plasma derived products for therapeutic use in the areas of immunology, haematology and intensive care medicines, being a market leader in the field of plasma derived medicinal products in China.

Shanghai RAAS has a total of 41 plasma collection centres in China with a fractionation capacity of more than 2M litre. The annual plasma collection in 2017 was approximately of 1.1M litres. All facilities are GMP approved.

The main business of GDS is the transfusion medicine on Nucleic Acid Test (NAT) technology, antigens for immunoassay and blood typing.

Both parties have achieved an initial intent to cooperate. The structure of the transaction and the relevant due diligence are still being discussed.

If the parties agree to go ahead with the transaction, it would be subject, among other conditions, to the approval of the governance bodies of both companies and to the approval of relevant regulatory authorities.

In Barcelona, on 21 November 2018

Nuria Martín Barnés
Secretary to the Board of Directors

Grifols, S.A - NIF A-58389123 - Registro mercantil de Barcelona: tomo 8620, folio 119, hoja 100509, libro 7864 sección 2a, inscripción 1a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  November 21, 2018